



Eric Plam · 3rd

Forging connections

Uptip · UC Berkeley

San Francisco, California, United States · **Contact info**

500+ connections

Experience


Strategic Advisor
Uptip · Self-employed
Sep 2020 - Present · 1 yr 7 mos
Reno, Nevada, United States


Skyroam Inc.
8 yrs 1 mo

President
Mar 2014 - Present · 8 yrs 1 mo
San Francisco

Growing Skyroam's global business. Building multi-channel sales, marketing and distribution in Americas, Europe and Asia. Creating value for travelers, telecoms and investors.

Managing Director, Skyroam Europe
Sep 2016 - Present · 5 yrs 7 mos
Berlin Area, Germany

Launched and manage Skyroam's European headquarters, with focus on building business in the DACH region (Germany, Austria and Switzerland).


T-Mobile
12 yrs

Director, Enterprise Sales
Nov 2008 - Feb 2014 · 5 yrs 4 mos
San Francisco Bay Area

Led a team of over 35 sales managers, reps and support staff, selling mobility solutions to Fortune 1000 customers in the Western US. Drove over $50m per year in mobile services, software and hardware sales as challenger in a competitive

Sr. Sales Manager, National Accounts
Nov 2006 - Nov 2008 · 2 yrs 1 mo

Rebuilt the San Francisco Enterprise Sales team, taking it from below average performance to a top performing team within 12 months. Refocused the team on strategic solution selling to larger enterprise accounts. Over 130% to quota in 2008.

National Account Manager
Mar 2002 - Oct 2006 · 4 yrs 8 mos

Drove wireless voice and data solution sales within Bay Area enterprise accounts. Identified, closed and managed key accounts including ABM, Intel, HP, Wells Fargo, Morrison & Foerster, Thomas Weisel and Hearst Corp. Consistently



Employee #2
Deep Blue Communications
2002 - 2003 · 1 yr
San Francisco Bay Area

Joined with founder to sell, install and manage hotel Wi-Fi solutions. Landed first large hotel chain, putting the company on a successful trajectory that resulted in multi-million-dollar buyout by a private equity company. Company formerly known



Manager, International Sales
Galaxy Engineering Services (subsidiary of American Tower)
2001 - 2002 · 1 yr
San Francisco Bay Area

Sales and business development in the US, Europe and Latin America for this wireless telecom consulting company. Direct and channel sales to wireless carriers and telecom infrastructure manufacturers, including Motorola, AT&T, BT, Orange,

See all 13 experiences

Education



University of California, Berkeley
Bachelor's Degree, Social Science with emphasis in International Trade & Politics
1984 - 1988
Activities and societies: Delta Sigma Pi